Via Facsimile and U.S. Mail
Mail Stop 6010

June 8, 2006

Mr. David A. Ebersman
Executive Vice President and Chief Financial Officer
Genentech, Inc.
1 DNA Way
South San Francisco, CA 94080-4990

     Re: Genentech, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2005
              File No. 001-09813

Dear Mr. Ebersman:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and the Use of Estimates

Product Sales Allowances, page 31

1.   We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you term "product sales allowances," such as rebates; wholesaler chargebacks; product returns; and

wholesaler incentives could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

a). Describe the type and amount of each product sales allowance at the balance sheet date. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in estimating each product sales allowance. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b). Expand your disclosure of the factors that you consider in estimating each product sales allowance. Specifically, please address how you consider factors other than historical trends, such as levels of inventory in your distribution channels; estimated remaining product shelf lives; price changes from competitors; and introductions of new products.

c). To the extent that the information you consider in b. is quantifiable, disclose both quantitative and qualitative factors and discuss the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, consider disclosing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

d.) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers' inventory levels in the ordinary course of business, in particular as they pertain to your rebate reserves and accruals and wholesaler incentives, which are inherently affected by the underlying product sales volumes and growth. Please also discuss your revenue recognition policy for such shipments.

e). Provide roll-forward information, as follows, for each product sales allowance as of and for the financial statement periods presented:

- the current provision related to sales made in the current period;
- the current provision related to sales made in prior periods;
- actual returns or credits in the current period related to sales made in the current period; and
- actual returns or credits in the current period related to sales made in prior periods.

f). Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each of your product sales allowances for the periods presented. Please also address the effect that changes in your estimates with respect to each of these items had on your revenues and operations for the applicable periods.

2. With respect to your wholesaler incentives, tell us why you believe you have met the conditions of paragraphs 6 and 8 from SFAS No. 48, such that you recognize revenue at time of receipt by wholesalers. In your response, please also address the "other factors" conditions provided by the Staff within SAB Topic No. 13(A)(4)(b).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 62

3. Your revenue recognition policy related to non-refundable, up-front licensing fees indicates that you recognize those fees in situations where you have continuing involvement in product development in one of two ways: ratably over the development period if development risk is significant; or ratably over the manufacturing period or product useful life when development risk is "substantially eliminated." Please clarify for us, in disclosure-type format:

- whether the policy decision is made on day one and remains in place through the applicable period so that later, when development risk is "substantially eliminated," you do not switch policies;

- whether the number of months/years in the applicable period determined remains constant from day one or is an estimate that is continually revised;

what is meant by "substantially eliminated" and how you determine this threshold, as it would seem to us that development risk is inherent to research and development arrangements;

- substantive reasons justifying the use of these two different ways of recognizing revenue; and

- under what circumstances you recognize revenue over the manufacturing period versus the product useful life.

4. Please provide us with additional information, in a disclosure-type format, that clarifies your revenue recognition policy with respect to research and development milestones. Your statement that you recognize these milestones when "achieved" is vague. For example, do you recognize the entire milestone immediately when achieved? If so, explain why. Alternatively, do you defer a

portion of the milestone? If so, explain how and over what period you recognize it.

Note 4. Consolidated Financial Statement Data

Property, Plant and Equipment, page 74

5.   It appears that you have not started depreciating the biologics manufacturing facility that you acquired from Biogen Idec in June 2005 for approximately $408 million. Please provide us with additional information, in a disclosure-type format, that clarifies why you believe that it is not appropriate under U.S. GAAP to have started depreciating this manufacturing facility when you acquired it. In your response, clarify for us the relevance of obtaining FDA licensure related to the facility.

Note 8. Relationship With Roche and Related Party Transactions

Related Party Transactions

Hoffman-La Roche, page 81

6.   It appears that you recognized the following under your July 1999 licensing and marketing agreement with Hoffman-La Roche during the year ended December 31, 2005: net product sales and royalty revenue of approximately $662 million; contract revenue of approximately $63 million; cost of sales of approximately $154 million; and research and development expense of approximately $159 million. However, you have not clearly disclosed the accounting policy underlying your characterization of the payments that flow back and forth between you and Hoffman-La Roche under this agreement and the various options exercised there under. Tell us how you considered the provisions of EITF No. 99-19 and applied them to each specific product licensing arrangement opted-into by Hoffman La-Roche; for example, in the context of your June 2003 arrangement related to the opt-in for Avastin. Specifically address whether Hoffman-La Roche is your customer for the products that it acquires the licensing rights to under your arrangement and how you determined that recording product sales on a gross basis is appropriate. Please also tell us how you record the net royalties and product development reimbursement costs that you receive from Hoffman-La Roche.

Novartis, page 81

7.   Please tell us how you account for the payments that you make and receive under each of your development/marketing agreements with Novartis (Lucentis), Biogen Idec (Rituxan) and OSI (Tarceva). Please also provide us with

> information, in a disclosure-type format, that outlines your consideration of these arrangements in relation to EITF No. 99-19. Contrast your accounting for these agreements to your accounting under the agreement with Hoffman-La Roche. Additionally, please tell us where in the statements of operations you are recording the royalty payments received from Novartis related to the products that they sell outside of the U.S. and Canada and clarify where you recorded the up-front milestone fee of $46.6 million.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant